UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12313

Delaware	93-2751431
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares, Series 326 Class A Ordinary Shares, Series 356 Class A Ordinary Shares, Series 361 Class A Ordinary Shares, Series 363 Class A Ordinary Shares, Series 366 Class A Ordinary Shares, Series 367 Class A Ordinary Shares, Series 368 Class A Ordinary Shares, Series 376 Class A Ordinary Shares, Series 380 Class A Ordinary Shares, Series 381 Class A Ordinary Shares, Series 383 Class A Ordinary Shares, Series 385 Class A Ordinary Shares, Series 387 Class A Ordinary Shares, Series 389 Class A Ordinary Shares, Series 391 Class A Ordinary Shares, Series 392 Class A Ordinary Shares, Series 393 Class A Ordinary Shares, Series 395 Class A Ordinary Shares, Series 403 Class A Ordinary Shares, Series 404 Class A Ordinary Shares, Series 405 Class A Ordinary Shares, Series 407 Class A Ordinary Shares, Series 412 Class A Ordinary Shares, Series 416 Class A Ordinary Shares, Series 418 Class A Ordinary Shares, Series 419 Class A Ordinary Shares, Series 422 Class A Ordinary Shares, Series 424 Class A Ordinary Shares, Series 425 Class A Ordinary Shares, Series 426 Class A Ordinary Shares, Series 427 Class A Ordinary Shares, Series 428 Class A Ordinary Shares, Series 433 Class A Ordinary Shares, Series 434 Class A Ordinary Shares, Series 435 Class A Ordinary Shares, Series 437 Class A Ordinary Shares, Series 440 Class A Ordinary Shares, Series 448 Class A Ordinary Shares, Series 450 Class A Ordinary Shares, Series 454 Class A Ordinary Shares, Series 455 Class A Ordinary Shares, Series 457 Class A Ordinary Shares, Series 458 Class A Ordinary Shares, Series 459 Class A Ordinary Shares, Series 460 Class A Ordinary Shares, Series 472 Class A Ordinary Shares, Series 473 Class A Ordinary Shares, Series 477 Class A Ordinary Shares, Series 480 Class A Ordinary Shares, Series 496 Class A Ordinary Shares, Series 500 Class A Ordinary Shares, Series 502 Class A Ordinary Shares, Series 503 Class A Ordinary Shares, Series 516 Class A Ordinary Shares, Series 517 Class A Ordinary Shares, Series 523 Class A Ordinary Shares, Series 524 Class A Ordinary Shares, Series 527 Class A Ordinary Shares, Series 530 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 4, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on August 4, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about August 23, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2026, aggregate subscriptions of $58,027,960 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,901,398 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recognized at the time the SPC Preferred shares are issued, measured using the net asset value of the applicable segregated portfolio effective as of the quarter-end for which the fee is due and payable.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

During the six months ended June 30, 2026, Series 356 sold its Artwork, Untitled (Bacchanal with Cat) (2014) by Cecily Brown, on June 16, 2026 for gross proceeds of $2,400,000 and recognized a gain of $624,000, which is included in Gain on Sale of Artwork in the accompanying Consolidated Statement of Operations. That series is in liquidation; the distribution of the net proceeds to the holders of its Class A ordinary shares is described in the notes to the Consolidated Financial Statements.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2026.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2026 and as of December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and restricted cash	$1,744,208	$3,507,005
Receivables	5,059,806	11,463
Prepaid expenses and other current assets	804,975	804,795
Total current assets	7,608,989	4,323,263
Investments in securities from affiliates	19,649,229	25,425,229
Property and equipment, net	267,696	364,415
Other assets	2,478,357	3,104,237
Total assets	$30,004,271	$33,217,144
Liabilities
Other current liabilities	$1,109,370	$1,124,383
Current portion of operating lease liability	1,255,003	1,227,927
Total current liabilities	2,364,373	2,352,310
Operating lease liability, net of current portion	539,292	1,173,636
Total liabilities	2,903,665	3,525,946
Member’s Equity	$27,100,606	$29,691,198
Total Member’s equity	$27,100,606	$29,691,198

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded primarily through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Typically, preferred equity interests earned are converted to ordinary equity interests prior to sale. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that the Administrator’s cash inflows will consistently exceed its costs in future fiscal periods. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series. Sales of Artwork by Masterworks affiliates, including the Company, have been slower than anticipated due primarily to weak macro conditions in the art market during recent fiscal periods.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales by us and, by extension, capital formation for new Masterworks offerings. The Company completed the sale of the Artwork of one or more series during the six months ended June 30, 2026, as described above under Operating Results, and has made or commenced corresponding distributions to the holders of Class A ordinary shares of those series. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 4, LLC

Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the Periods January 1, 2026 Through June 30, 2026

and January 1, 2025 Through June 30, 2025

F-1

Consolidated Balance Sheet

As of June 30, 2026

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$120	$5,120	$120	$2,120	$120	$120	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	2,400,000	-	-	-	-	-	-	-	-	-
Total Current Assets	130	2,400,120	5,120	120	2,120	120	120	130	130	130	130
Artwork	1,665,000	-	500,000	492,000	981,000	1,057,000	403,000	1,110,000	2,609,000	1,665,000	1,066,000
Total Assets	$1,665,130	$2,400,120	$505,120	$492,120	$983,120	$1,057,120	$403,120	$1,110,130	$2,609,130	$1,665,130	$1,066,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$5,000	$-	$2,000	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	19,600	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	19,600	-	5,000	-	2,000	-	-	-	-	-	-
Total Liabilities	19,600	-	5,000	-	2,000	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,645,530	2,400,120	500,120	492,120	981,120	1,057,120	403,120	1,110,130	2,609,130	1,665,130	1,066,130
Noncontrolling interests in consolidated subsidiary	8,460	-	11,714	11,142	19,440	27,440	10,860	37,702	39,960	53,000	35,467
Members’ Equity	1,637,070	2,400,120	488,406	480,978	961,680	1,029,680	392,260	1,072,428	2,569,170	1,612,130	1,030,663

Total Liabilities And Members’ Equity	$1,665,130	$2,400,120	$505,120	$492,120	$983,120	$1,057,120	$403,120	$1,110,130	$2,609,130	$1,665,130	$1,066,130

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$120	$120	$120	$120	$130	$640	$130	$120	$130	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	120	120	120	120	130	640	130	120	130	120
Artwork	3,608,000	777,000	611,000	722,000	627,000	2,054,000	611,000	286,000	1,203,000	253,000	2,553,000
Total Assets	$3,608,130	$777,120	$611,120	$722,120	$627,120	$2,054,130	$611,640	$286,130	$1,203,120	$253,130	$2,553,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$520	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	520	-	-	-	-
Total Liabilities	-	-	-	-	-	-	520	-	-	-	-

Members’ Equity:
Total Members’ Equity	3,608,130	777,120	611,120	722,120	627,120	2,054,130	611,120	286,130	1,203,120	253,130	2,553,120
Noncontrolling interests in consolidated subsidiary	113,700	16,837	11,620	19,618	22,800	54,717	10,920	11,559	35,730	10,311	53,615
Members’ Equity	3,494,430	760,283	599,500	702,502	604,320	1,999,413	600,200	274,571	1,167,390	242,819	2,499,505

Total Liabilities And Members’ Equity	$3,608,130	$777,120	$611,120	$722,120	$627,120	$2,054,130	$611,640	$286,130	$1,203,120	$253,130	$2,553,120

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	120	120	120	120	120	120
Artwork	888,000	944,000	611,000	2,341,000	722,000	3,316,000	555,000	722,000	1,055,000	1,721,000	283,000
Total Assets	$888,120	$944,120	$611,120	$2,341,120	$722,120	$3,316,120	$555,120	$722,120	$1,055,120	$1,721,120	$283,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	888,120	944,120	611,120	2,341,120	722,120	3,316,120	555,120	722,120	1,055,120	1,721,120	283,120
Noncontrolling interests in consolidated subsidiary	32,320	30,000	14,761	56,120	23,000	88,644	21,444	19,860	32,604	43,800	8,540
Members’ Equity	855,800	914,120	596,359	2,285,000	699,120	3,227,476	533,676	702,260	1,022,516	1,677,320	274,580

Total Liabilities And Members’ Equity	$888,120	$944,120	$611,120	$2,341,120	$722,120	$3,316,120	$555,120	$722,120	$1,055,120	$1,721,120	$283,120

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
ASSETS
Current Assets:
Cash and Cash Equivalents	$20	$120	$120	$120	$120	$120	$210	$110	$2,110	$(500)	$110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	20	120	120	120	120	120	210	110	2,110	(500)	110
Artwork	1,785,000	632,500	511,000	2,109,000	638,000	805,000	3,191,000	473,000	1,001,000	382,000	255,000
Total Assets	$1,785,020	$632,620	$511,120	$2,109,120	$638,120	$805,120	$3,191,210	$473,110	$1,003,110	$381,500	$255,110

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$100	$-	$2,000	$10	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	1,100	-
Total Current Liabilities	-	-	-	-	-	-	100	-	2,000	1,110	-
Total Liabilities	-	-	-	-	-	-	100	-	2,000	1,110	-

Members’ Equity:
Total Members’ Equity	1,785,020	632,620	511,120	2,109,120	638,120	805,120	3,191,110	473,110	1,001,110	380,390	255,110
Noncontrolling interests in consolidated subsidiary	36,645	18,420	13,060	57,700	12,100	18,760	72,286	9,811	17,807	6,720	5,147
Members’ Equity	1,748,375	614,200	498,060	2,051,420	626,020	786,360	3,118,824	463,299	983,303	373,670	249,963

Total Liabilities And Members’ Equity	$1,785,020	$632,620	$511,120	$2,109,120	$638,120	$805,120	$3,191,210	$473,110	$1,003,110	$381,500	$255,110

F-5

Consolidated Balance Sheet

As of June 30, 2026

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
ASSETS
Current Assets:
Cash and Cash Equivalents	$610	$110	$110	$110	$110	$110	$610	$110	$110	$2,100	$33,000
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	610	110	110	110	110	110	610	110	110	2,100	33,000
Artwork	446,000	666,000	333,000	444,000	305,000	520,000	200,000	322,000	247,000	1,071,000	527,000
Total Assets	$446,610	$666,110	$333,110	$444,110	$305,110	$520,110	$200,610	$322,110	$247,110	$1,073,100	$560,000

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$500	$-	$-	$-	$-	$-	$500	$-	$-	$2,000	$32,900
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	500	-	-	9,540	-	-	-	-	154,940
Total Current Liabilities	500	-	500	-	-	9,540	500	-	-	2,000	187,840
Total Liabilities	500	-	500	-	-	9,540	500	-	-	2,000	187,840

Members’ Equity:
Total Members’ Equity	446,110	666,110	332,610	444,110	305,110	510,570	200,110	322,110	247,110	1,071,100	372,160
Noncontrolling interests in consolidated subsidiary	8,984	6,977	4,540	6,040	1,920	4,020	1,220	2,760	2,566	6,780	-
Members’ Equity	437,126	659,133	328,070	438,070	303,190	506,550	198,890	319,350	244,544	1,064,320	372,160

Total Liabilities And Members’ Equity	$446,610	$666,110	$333,110	$444,110	$305,110	$520,110	$200,610	$322,110	$247,110	$1,073,100	$560,000

F-6

Consolidated Balance Sheet

As of June 30, 2026

	Series 523	Series 524	Series 527	Series 530	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	$14,700	$8,320	$-	$74,341
Receivable from Affiliates	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	2,400,000
Total Current Assets	-	14,700	8,320	-	2,474,341
Artwork	287,000	416,000	611,000	363,000	56,551,500
Total Assets	$287,000	$430,700	$619,320	$363,000	$59,025,841

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$14,700	$8,320	$-	$68,551
Amounts due to affiliate for purchase of artwork	-	23,400	-	-	23,400
Other amounts due to affiliates	22,100	41,000	8,820	17,540	275,140
Total Current Liabilities	22,100	79,100	17,140	17,540	367,091
Total Liabilities	22,100	79,100	17,140	17,540	367,091

Members’ Equity:
Total Members’ Equity	264,900	351,600	602,180	345,460	58,658,750
Noncontrolling interests in consolidated subsidiary	-	-	300	280	1,302,548
Members’ Equity	264,900	351,600	601,880	345,180	57,356,202

Total Liabilities And Members’ Equity	$287,000	$430,700	$619,320	$363,000	$59,025,841

F-7

Consolidated Balance Sheet

As of December 31, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$120	$5,120	$120	$2,120	$120	$120	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	120	5,120	120	2,120	120	120	130	130	130	130
Artwork	1,665,000	1,776,000	500,000	492,000	981,000	1,057,000	403,000	1,110,000	2,609,000	1,665,000	1,066,000
Total Assets	$1,665,130	$1,776,120	$505,120	$492,120	$983,120	$1,057,120	$403,120	$1,110,130	$2,609,130	$1,665,130	$1,066,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$5,000	$-	$2,000	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	120,180	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	120,180	-	5,000	-	2,000	-	-	-	-	-	-
Total Liabilities	120,180	-	5,000	-	2,000	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,544,950	1,776,120	500,120	492,120	981,120	1,057,120	403,120	1,110,130	2,609,130	1,665,130	1,066,130
Noncontrolling interests in consolidated subsidiary	-	32,166	7,788	7,422	12,000	19,400	7,800	37,907	19,800	55,460	34,283
Members’ Equity	1,544,950	1,743,954	492,332	484,698	969,120	1,037,720	395,320	1,072,223	2,589,330	1,609,670	1,031,847

Total Liabilities And Members’ Equity	$1,665,130	$1,776,120	$505,120	$492,120	$983,120	$1,057,120	$403,120	$1,110,130	$2,609,130	$1,665,130	$1,066,130

F-8

Consolidated Balance Sheet

As of December 31, 2025

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$120	$120	$120	$120	$130	$640	$130	$120	$130	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	120	120	120	120	130	640	130	120	130	120
Artwork	3,608,000	777,000	611,000	722,000	627,000	2,054,000	611,000	286,000	1,203,000	253,000	2,553,000
Total Assets	$3,608,130	$777,120	$611,120	$722,120	$627,120	$2,054,130	$611,640	$286,130	$1,203,120	$253,130	$2,553,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$520	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	5,240
Total Current Liabilities	-	-	-	-	-	-	520	-	-	-	5,240
Total Liabilities	-	-	-	-	-	-	520	-	-	-	5,240

Members’ Equity:
Total Members’ Equity	3,608,130	777,120	611,120	722,120	627,120	2,054,130	611,120	286,130	1,203,120	253,130	2,547,880
Noncontrolling interests in consolidated subsidiary	118,840	10,957	6,940	13,900	18,520	47,354	6,240	9,514	34,079	8,410	33,628
Members’ Equity	3,489,290	766,163	604,180	708,220	608,600	2,006,776	604,880	276,616	1,169,041	244,720	2,514,252

Total Liabilities And Members’ Equity	$3,608,130	$777,120	$611,120	$722,120	$627,120	$2,054,130	$611,640	$286,130	$1,203,120	$253,130	$2,553,120

F-9

Consolidated Balance Sheet

As of December 31, 2025

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	120	120	120	120	120	120
Artwork	888,000	944,000	611,000	2,341,000	722,000	3,316,000	555,000	722,000	1,055,000	1,721,000	283,000
Total Assets	$888,120	$944,120	$611,120	$2,341,120	$722,120	$3,316,120	$555,120	$722,120	$1,055,120	$1,721,120	$283,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	888,120	944,120	611,120	2,341,120	722,120	3,316,120	555,120	722,120	1,055,120	1,721,120	283,120
Noncontrolling interests in consolidated subsidiary	26,240	23,080	10,081	48,540	17,800	82,248	16,787	14,420	24,879	40,100	6,460
Members’ Equity	861,880	921,040	601,039	2,292,580	704,320	3,233,872	538,333	707,700	1,030,241	1,681,020	276,660

Total Liabilities And Members’ Equity	$888,120	$944,120	$611,120	$2,341,120	$722,120	$3,316,120	$555,120	$722,120	$1,055,120	$1,721,120	$283,120

F-10

Consolidated Balance Sheet

As of December 31, 2025

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$120	$120	$120	$120	$710	$110	$2,110	$120	$110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	120	710	110	2,110	120	110
Artwork	1,785,000	632,500	511,000	2,109,000	638,000	805,000	3,191,000	473,000	1,001,000	382,000	255,000
Total Assets	$1,785,120	$632,620	$511,120	$2,109,120	$638,120	$805,120	$3,191,710	$473,110	$1,003,110	$382,120	$255,110

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$600	$-	$2,000	$10	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	60	-	-	-	-	1,720	-
Total Current Liabilities	-	-	-	-	60	-	600	-	2,000	1,730	-
Total Liabilities	-	-	-	-	60	-	600	-	2,000	1,730	-

Members’ Equity:
Total Members’ Equity	1,785,120	632,620	511,120	2,109,120	638,060	805,120	3,191,110	473,110	1,001,110	380,390	255,110
Noncontrolling interests in consolidated subsidiary	23,000	13,760	9,100	41,800	7,300	12,640	47,640	6,160	9,748	3,840	2,985
Members’ Equity	1,762,120	618,860	502,020	2,067,320	630,760	792,480	3,143,470	466,950	991,362	376,550	252,125

Total Liabilities And Members’ Equity	$1,785,120	$632,620	$511,120	$2,109,120	$638,120	$805,120	$3,191,710	$473,110	$1,003,110	$382,120	$255,110

F-11

Consolidated Balance Sheet

As of December 31, 2025

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
ASSETS
Current Assets:
Cash and Cash Equivalents	$610	$110	$610	$110	$110	$610	$110	$110	$110	$950,700	$100
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	610	110	610	110	110	610	110	110	110	950,700	100
Artwork	446,000	666,000	333,000	444,000	305,000	520,000	200,000	322,000	247,000	-	-
Total Assets	$446,610	$666,110	$333,610	$444,110	$305,110	$520,610	$200,110	$322,110	$247,110	$950,700	$100

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$500	$-	$500	$-	$-	$500	$-	$-	$-	$950,600	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	11,000	6,140	22,100	25,620	14,820	6,720	-	-	-
Total Current Liabilities	500	-	11,500	6,140	22,100	26,120	14,820	6,720	-	950,600	-
Total Liabilities	500	-	11,500	6,140	22,100	26,120	14,820	6,720	-	950,600	-

Members’ Equity:
Total Members’ Equity	446,110	666,110	322,110	437,970	283,010	494,490	185,290	315,390	247,110	100	100
Noncontrolling interests in consolidated subsidiary	5,500	1,765	2,020	2,680	-	180	-	360	620	-	-
Members’ Equity	440,610	664,345	320,090	435,290	283,010	494,310	185,290	315,030	246,490	100	100

Total Liabilities And Members’ Equity	$446,610	$666,110	$333,610	$444,110	$305,110	$520,610	$200,110	$322,110	$247,110	$950,700	$100

F-12

Consolidated Balance Sheet

As of December 31, 2025

	Series 523	Series 524	Series 527	Series 530	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	$-	$-	$-	$968,741
Receivable from Affiliates	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-
Total Current Assets	-	-	-	-	968,741
Artwork	-	-	-	-	55,052,500
Total Assets	$-	$-	$-	$-	$56,021,241

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$962,231
Amounts due to affiliate for purchase of artwork	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	213,600
Total Current Liabilities	-	-	-	-	1,175,831
Total Liabilities	-	-	-	-	1,175,831

Members’ Equity:
Total Members’ Equity	-	-	-	-	54,845,410
Noncontrolling interests in consolidated subsidiary	-	-	-	-	1,044,143
Members’ Equity	-	-	-	-	53,801,267

Total Liabilities And Members’ Equity	$-	$-	$-	$-	$56,021,241

F-13

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Income:
Gain on sale of artwork	$-	$624,000	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	624,000	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	8,460	14,347	3,926	3,720	7,440	8,040	3,120	10,115	20,160	12,960	10,044
Total Expenses	8,460	14,347	3,926	3,720	7,440	8,040	3,120	10,115	20,160	12,960	10,044
Net Income/(Loss)	$(8,460)	$609,653	$(3,926)	$(3,720)	$(7,440)	$(8,040)	$(3,120)	$(10,115)	$(20,160)	$(12,960)	$(10,044)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.10)	$5.42	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.18)	$(0.15)	$(0.15)	$(0.18)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	115.83	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	81,094	91,043	25,496	25,080	49,868	54,055	20,631	57,613	134,616	86,402	55,215
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-14

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	27,960	5,880	4,680	5,717	4,800	17,503	4,680	2,325	10,171	2,141	19,987
Total Expenses	27,960	5,880	4,680	5,717	4,800	17,503	4,680	2,325	10,171	2,141	19,987
Net Income/(Loss)	$(27,960)	$(5,880)	$(4,680)	$(5,717)	$(4,800)	$(17,503)	$(4,680)	$(2,325)	$(10,171)	$(2,141)	$(19,987)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.17)	$(0.15)	$(0.16)	$(0.16)	$(0.16)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	187,159	39,563	31,034	37,046	32,416	105,918	30,999	14,815	62,082	13,096	129,822
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-15

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	6,840	7,320	4,680	18,000	5,520	25,936	5,077	5,520	8,124	13,200	2,160
Total Expenses	6,840	7,320	4,680	18,000	5,520	25,936	5,077	5,520	8,124	13,200	2,160
Net Income/(Loss)	$(6,840)	$(7,320)	$(4,680)	$(18,000)	$(5,520)	$(25,936)	$(5,077)	$(5,520)	$(8,124)	$(13,200)	$(2,160)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.18)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	45,912	48,712	31,271	120,515	37,151	170,605	28,670	37,130	54,226	88,441	14,536
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-16

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	13,645	4,800	3,960	16,080	4,800	6,120	24,646	3,651	8,059	2,880	2,161
Total Expenses	13,645	4,800	3,960	16,080	4,800	6,120	24,646	3,651	8,059	2,880	2,161
Net Income/(Loss)	$(13,645)	$(4,800)	$(3,960)	$(16,080)	$(4,800)	$(6,120)	$(24,646)	$(3,651)	$(8,059)	$(2,880)	$(2,161)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.17)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	90,796	32,453	26,121	108,010	32,405	41,061	162,641	24,063	50,745	19,295	12,949
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-17

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	3,484	5,211	2,520	3,360	1,920	3,840	1,220	2,400	1,946	6,780	-
Total Expenses	3,484	5,211	2,520	3,360	1,920	3,840	1,220	2,400	1,946	6,780	-
Net Income/(Loss)	$(3,484)	$(5,211)	$(2,520)	$(3,360)	$(1,920)	$(3,840)	$(1,220)	$(2,400)	$(1,946)	$(6,780)	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.13)	$(0.15)	$(0.12)	$(0.15)	$(0.16)	$(0.15)	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	22,673	33,532	16,717	22,345	15,291	25,393	9,927	16,098	12,434	45,118	4,895
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-18

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 523	Series 524	Series 527	Series 530	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$624,000
Total Income	-	-	-	-	624,000
Expenses:
Share-based compensation - management services fees	-	-	300	280	434,619
Total Expenses	-	-	300	280	434,619
Net Income/(Loss)	$-	$-	$(300)	$(280)	$189,381

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$-	$(0.14)	$(0.15)	$0.03
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	2.11
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	7,060	1,360	2,164	1,910	2,879,691
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	55,000

F-19

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Total Expenses	-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Net Income/(Loss)	$-	$(13,320)	$(3,720)	$(3,700)	$(4,680)	$(7,920)	$(3,000)	$(8,899)	$(19,800)	$(12,720)	$(8,823)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.15)	$(0.15)	$(0.15)	$(0.10)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.16)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	54,076	89,429	24,499	24,558	47,297	52,872	20,328	56,757	132,626	85,123	54,396
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-20

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Total Expenses	27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Net Income/(Loss)	$(27,480)	$(4,994)	$(2,380)	$(5,808)	$(4,800)	$(16,559)	$(1,680)	$(2,353)	$(9,567)	$(2,167)	$(13,660)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.13)	$(0.08)	$(0.16)	$(0.15)	$(0.16)	$(0.06)	$(0.16)	$(0.16)	$(0.17)	$(0.11)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	184,397	38,491	28,870	36,503	31,936	104,351	26,486	14,599	61,167	12,904	125,286
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-21

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	6,720	7,200	4,655	17,760	5,520	25,462	4,404	5,520	7,920	12,960	2,160
Total Expenses	6,720	7,200	4,655	17,760	5,520	25,462	4,404	5,520	7,920	12,960	2,160
Net Income/(Loss)	$(6,720)	$(7,200)	$(4,655)	$(17,760)	$(5,520)	$(25,462)	$(4,404)	$(5,520)	$(7,920)	$(12,960)	$(2,160)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	45,236	47,988	30,811	118,732	36,599	168,086	28,247	36,578	53,431	87,138	14,320
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-22

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940
Total Expenses	9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940
Net Income/(Loss)	$(9,560)	$(4,800)	$(3,840)	$(15,840)	$(2,500)	$(6,000)	$(23,760)	$(2,560)	$(1,920)	$(960)	$(940)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.11)	$(0.15)	$(0.15)	$(0.15)	$(0.09)	$(0.15)	$(0.15)	$(0.11)	$(0.15)	$(0.09)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	87,146	31,973	25,731	106,355	26,747	40,054	158,209	22,634	12,642	10,394	6,261
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-23

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,140	-	-	-	-	-	-	-	-	-	-
Total Expenses	2,140	-	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	$(2,140)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.14)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	15,533	4,455	2,286	6,147	-	998	-	-	-	-	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	149	149	337	-	66	-	-	-	-	-

F-24

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 523	Series 524	Series 527	Series 530	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	-	-	-	353,131
Total Expenses	-	-	-	-	353,131
Net Income/(Loss)	$-	$-	$-	$-	$(353,131)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$-	$-	$-	$(0.14)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	2,531,687
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	45,702

F-25

Consolidated Statement of Members’ Equity

(Unaudited)

Series 326
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	39,867	$797,360	1,000	$100	$797,460	-	$-	$797,460
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	19,658	393,160	-	-	393,160	-	-	393,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	59,525	$1,190,520	1,000	$100	$1,190,620	-	$-	$1,190,620

Balance at January 1, 2026	77,241	$1,544,850	1,000	$100	$1,544,950	-	$-	$1,544,950
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	5,029	100,580	-	-	100,580	-	-	100,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	423	8,460	8,460
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,460)	-	-	(8,460)	-	-	(8,460)
Balance at June 30, 2026	82,270	$1,636,970	1,000	$100	$1,637,070	423	$8,460	$1,645,530

Series 356
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	88,675	$1,768,550	1,000	$100	$1,768,650	248	$4,960	$1,773,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	125	2,500	-	-	2,500	-	-	2,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	666	13,320	13,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,320)	-	-	(13,320)	-	-	(13,320)
Balance at June 30, 2025	88,800	$1,757,730	1,000	$100	$1,757,830	914	$18,280	$1,776,110

Balance at January 1, 2026	88,800	$1,743,854	1,000	$100	$1,743,954	1,580	$32,166	$1,776,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	(1,118)	-	-	(1,118)	-	-	(1,118)
Shares issued to noncontrolling interests for management services	-	-	-	-	-	663	15,465	15,465
Shares exchanged	2,243	47,631	-	-	47,631	(2,243)	(47,631)	-
Net income/(loss)	-	493,821	-	115,832	609,653	-	-	609,653
Balance at June 30, 2026	91,043	$2,284,188	1,000	$115,932	$2,400,120	-	$-	$2,400,120

F-26

Series 361
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	23,918	$478,130	1,000	$100	$478,230	12	$240	$478,470
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	553	11,060	-	-	11,060	-	-	11,060
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2025	24,471	$485,470	1,000	$100	$485,570	198	$3,960	$489,530

Balance at January 1, 2026	25,000	$492,232	1,000	$100	$492,332	384	$7,788	$500,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,926	3,926
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,926)	-	-	(3,926)	-	-	(3,926)
Balance at June 30, 2026	25,000	$488,306	1,000	$100	$488,406	576	$11,714	$500,120

Series 363
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	23,015	$460,310	1,000	$100	$460,410	-	$-	$460,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,585	31,700	-	-	31,700	-	-	31,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	185	3,700	3,700
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,700)	-	-	(3,700)	-	-	(3,700)
Balance at June 30, 2025	24,600	$488,310	1,000	$100	$488,410	185	$3,700	$492,110

Balance at January 1, 2026	24,600	$484,598	1,000	$100	$484,698	371	$7,422	$492,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2026	24,600	$480,878	1,000	$100	$480,978	557	$11,142	$492,120

F-27

Series 366
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,286	$385,730	1,000	$100	$385,830	-	$-	$385,830
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	28,802	576,040	-	-	576,040	-	-	576,040
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2025	48,088	$957,090	1,000	$100	$957,190	234	$4,680	$961,870

Balance at January 1, 2026	49,050	$969,020	1,000	$100	$969,120	600	$12,000	$981,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	372	7,440	7,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,440)	-	-	(7,440)	-	-	(7,440)
Balance at June 30, 2026	49,050	$961,580	1,000	$100	$961,680	972	$19,440	$981,120

Series 367
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	52,350	$1,043,450	1,000	$100	$1,043,550	178	$3,560	$1,047,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	438	8,760	-	-	8,760	-	-	8,760
Shares issued to noncontrolling interests for management services	-	-	-	-	-	396	7,920	7,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,920)	-	-	(7,920)	-	-	(7,920)
Balance at June 30, 2025	52,788	$1,044,290	1,000	$100	$1,044,390	574	$11,480	$1,055,870

Balance at January 1, 2026	52,850	$1,037,620	1,000	$100	$1,037,720	970	$19,400	$1,057,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	402	8,040	8,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,040)	-	-	(8,040)	-	-	(8,040)
Balance at June 30, 2026	52,850	$1,029,580	1,000	$100	$1,029,680	1,372	$27,440	$1,057,120

F-28

Series 368
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	20,150	$401,210	1,000	$100	$401,310	90	$1,800	$403,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	20,150	$398,210	1,000	$100	$398,310	240	$4,800	$403,110

Balance at January 1, 2026	20,150	$395,220	1,000	$100	$395,320	390	$7,800	$403,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	3	60	-	-	60	(3)	(60)	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2026	20,153	$392,160	1,000	$100	$392,260	543	$10,860	$403,120

Series 376
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	55,500	$1,089,860	1,000	$100	$1,089,960	1,008	$20,160	$1,110,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,899	8,899
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,899)	-	-	(8,899)	-	-	(8,899)
Balance at June 30, 2025	55,500	$1,080,961	1,000	$100	$1,081,061	1,434	$29,059	$1,110,120

Balance at January 1, 2026	55,500	$1,072,123	1,000	$100	$1,072,223	1,860	$37,907	$1,110,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	432	10,115	10,115
Shares exchanged	516	10,320	-	-	10,320	(516)	(10,320)	-
Net income/(loss)	-	(10,115)	-	-	(10,115)	-	-	(10,115)
Balance at June 30, 2026	56,016	$1,072,328	1,000	$100	$1,072,428	1,776	$37,702	$1,110,130

F-29

Series 380
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	130,450	$2,577,080	1,000	$100	$2,577,180	1,597	$31,940	$2,609,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	990	19,800	19,800
Shares exchanged	1,597	31,940	-	-	31,940	(1,597)	(31,940)	-
Net income/(loss)	-	(19,800)	-	-	(19,800)	-	-	(19,800)
Balance at June 30, 2025	132,047	$2,589,220	1,000	$100	$2,589,320	990	$19,800	$2,609,120

Balance at January 1, 2026	133,037	$2,589,230	1,000	$100	$2,589,330	990	$19,800	$2,609,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,008	20,160	20,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(20,160)	-	-	(20,160)	-	-	(20,160)
Balance at June 30, 2026	133,037	$2,569,070	1,000	$100	$2,569,170	1,998	$39,960	$2,609,130

Series 381
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	83,250	$1,635,000	1,000	$100	$1,635,100	1,501	$30,020	$1,665,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	636	12,720	12,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,720)	-	-	(12,720)	-	-	(12,720)
Balance at June 30, 2025	83,250	$1,622,280	1,000	$100	$1,622,380	2,137	$42,740	$1,665,120

Balance at January 1, 2026	83,250	$1,609,570	1,000	$100	$1,609,670	2,773	$55,460	$1,665,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	648	12,960	12,960
Shares exchanged	771	15,420	-	-	15,420	(771)	(15,420)	-
Net income/(loss)	-	(12,960)	-	-	(12,960)	-	-	(12,960)
Balance at June 30, 2026	84,021	$1,612,030	1,000	$100	$1,612,130	2,650	$53,000	$1,665,130

F-30

Series 383
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	53,300	$1,048,830	1,000	$100	$1,048,930	857	$17,190	$1,066,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	408	8,823	8,823
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,823)	-	-	(8,823)	-	-	(8,823)
Balance at June 30, 2025	53,300	$1,040,007	1,000	$100	$1,040,107	1,265	$26,013	$1,066,120

Balance at January 1, 2026	53,325	$1,031,747	1,000	$100	$1,031,847	1,648	$34,283	$1,066,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	414	10,044	10,044
Shares exchanged	443	8,860	-	-	8,860	(443)	(8,860)	-
Net income/(loss)	-	(10,044)	-	-	(10,044)	-	-	(10,044)
Balance at June 30, 2026	53,768	$1,030,563	1,000	$100	$1,030,663	1,619	$35,467	$1,066,130

Series 385
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	180,400	$3,544,140	1,000	$100	$3,544,240	3,194	$63,880	$3,608,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,374	27,480	27,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(27,480)	-	-	(27,480)	-	-	(27,480)
Balance at June 30, 2025	180,400	$3,516,660	1,000	$100	$3,516,760	4,568	$91,360	$3,608,120

Balance at January 1, 2026	180,400	$3,489,190	1,000	$100	$3,489,290	5,942	$118,840	$3,608,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,398	27,960	27,960
Shares exchanged	1,655	33,100	-	-	33,100	(1,655)	(33,100)	-
Net income/(loss)	-	(27,960)	-	-	(27,960)	-	-	(27,960)
Balance at June 30, 2026	182,055	$3,494,330	1,000	$100	$3,494,430	5,685	$113,700	$3,608,130

F-31

Series 387
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	35,510	$710,210	1,000	$100	$710,310	-	$-	$710,310
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,340	66,800	-	-	66,800	-	-	66,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	247	4,994	4,994
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,994)	-	-	(4,994)	-	-	(4,994)
Balance at June 30, 2025	38,850	$772,016	1,000	$100	$772,116	247	$4,994	$777,110

Balance at January 1, 2026	38,850	$766,063	1,000	$100	$766,163	541	$10,957	$777,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	294	5,880	5,880
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,880)	-	-	(5,880)	-	-	(5,880)
Balance at June 30, 2026	38,850	$760,183	1,000	$100	$760,283	835	$16,837	$777,120

Series 389
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,281	$385,630	1,000	$100	$385,730	-	$-	$385,730
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10,861	217,220	-	-	217,220	-	-	217,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	119	2,380	2,380
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,380)	-	-	(2,380)	-	-	(2,380)
Balance at June 30, 2025	30,142	$600,470	1,000	$100	$600,570	119	$2,380	$602,950

Balance at January 1, 2026	30,550	$604,080	1,000	$100	$604,180	347	$6,940	$611,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2026	30,550	$599,400	1,000	$100	$599,500	581	$11,620	$611,120

F-32

Series 391
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	36,100	$717,110	1,000	$100	$717,210	245	$4,900	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,808	5,808
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,808)	-	-	(5,808)	-	-	(5,808)
Balance at June 30, 2025	36,100	$711,302	1,000	$100	$711,402	515	$10,708	$722,110

Balance at January 1, 2026	36,229	$708,120	1,000	$100	$708,220	656	$13,900	$722,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,717	5,717
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,717)	-	-	(5,717)	-	-	(5,717)
Balance at June 30, 2026	36,229	$702,402	1,000	$100	$702,502	932	$19,618	$722,120

Series 392
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	31,350	$618,090	1,000	$100	$618,190	446	$8,920	$627,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,350	$613,290	1,000	$100	$613,390	686	$13,720	$627,110

Balance at January 1, 2026	31,350	$608,500	1,000	$100	$608,600	926	$18,520	$627,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	26	520	-	-	520	(26)	(520)	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2026	31,376	$604,220	1,000	$100	$604,320	1,140	$22,800	$627,120

F-33

Series 393
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	102,700	$2,030,120	1,000	$100	$2,030,220	1,195	$23,900	$2,054,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	780	16,559	16,559
Shares exchanged	298	5,960	-	-	5,960	(298)	(5,960)	-
Net income/(loss)	-	(16,559)	-	-	(16,559)	-	-	(16,559)
Balance at June 30, 2025	102,998	$2,019,521	1,000	$100	$2,019,621	1,677	$34,499	$2,054,120

Balance at January 1, 2026	103,193	$2,006,676	1,000	$100	$2,006,776	2,262	$47,354	$2,054,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	792	17,503	17,503
Shares exchanged	507	10,140	-	-	10,140	(507)	(10,140)	-
Net income/(loss)	-	(17,503)	-	-	(17,503)	-	-	(17,503)
Balance at June 30, 2026	103,700	$1,999,313	1,000	$100	$1,999,413	2,547	$54,717	$2,054,130

Series 395
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	15,247	$304,950	1,000	$100	$305,050	-	$-	$305,050
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	14,890	297,800	-	-	297,800	-	-	297,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	84	1,680	1,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,680)	-	-	(1,680)	-	-	(1,680)
Balance at June 30, 2025	30,137	$601,070	1,000	$100	$601,170	84	$1,680	$602,850

Balance at January 1, 2026	30,550	$604,780	1,000	$100	$604,880	312	$6,240	$611,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2026	30,550	$600,100	1,000	$100	$600,200	546	$10,920	$611,120

F-34

Series 403
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	14,300	$281,198	1,000	$100	$281,298	236	$4,822	$286,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,353	2,353
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,353)	-	-	(2,353)	-	-	(2,353)
Balance at June 30, 2025	14,300	$278,845	1,000	$100	$278,945	344	$7,175	$286,120

Balance at January 1, 2026	14,300	$276,516	1,000	$100	$276,616	452	$9,514	$286,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,325	2,325
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(2,325)	-	-	(2,325)	-	-	(2,325)
Balance at June 30, 2026	14,314	$274,471	1,000	$100	$274,571	546	$11,559	$286,130

Series 404
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	60,150	$1,188,010	1,000	$100	$1,188,110	750	$15,000	$1,203,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	456	9,567	9,567
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,567)	-	-	(9,567)	-	-	(9,567)
Balance at June 30, 2025	60,150	$1,178,443	1,000	$100	$1,178,543	1,206	$24,567	$1,203,110

Balance at January 1, 2026	60,150	$1,168,941	1,000	$100	$1,169,041	1,662	$34,079	$1,203,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	462	10,171	10,171
Shares exchanged	426	8,520	-	-	8,520	(426)	(8,520)	-
Net income/(loss)	-	(10,171)	-	-	(10,171)	-	-	(10,171)
Balance at June 30, 2026	60,576	$1,167,290	1,000	$100	$1,167,390	1,698	$35,730	$1,203,120

F-35

Series 405
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	12,650	$248,931	1,000	$100	$249,031	198	$4,089	$253,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,167	2,167
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,167)	-	-	(2,167)	-	-	(2,167)
Balance at June 30, 2025	12,650	$246,764	1,000	$100	$246,864	294	$6,256	$253,120

Balance at January 1, 2026	12,650	$244,620	1,000	$100	$244,720	390	$8,410	$253,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,141	2,141
Shares exchanged	12	240	-	-	240	(12)	(240)	-
Net income/(loss)	-	(2,141)	-	-	(2,141)	-	-	(2,141)
Balance at June 30, 2026	12,662	$242,719	1,000	$100	$242,819	474	$10,311	$253,130

Series 407
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	111,739	$2,234,790	1,000	$100	$2,234,890	-	$-	$2,234,890
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,336	306,720	-	-	306,720	-	-	306,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	683	13,660	13,660
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,660)	-	-	(13,660)	-	-	(13,660)
Balance at June 30, 2025	127,075	$2,527,850	1,000	$100	$2,527,950	683	$13,660	$2,541,610

Balance at January 1, 2026	127,388	$2,514,152	1,000	$100	$2,514,252	1,643	$33,628	$2,547,880
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	262	5,240	-	-	5,240	-	-	5,240
Shares issued to noncontrolling interests for management services	-	-	-	-	-	966	19,987	19,987
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(19,987)	-	-	(19,987)	-	-	(19,987)
Balance at June 30, 2026	127,650	$2,499,405	1,000	$100	$2,499,505	2,609	$53,615	$2,553,120

F-36

Series 412
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,400	$875,210	1,000	$100	$875,310	640	$12,800	$888,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2025	44,400	$868,490	1,000	$100	$868,590	976	$19,520	$888,110

Balance at January 1, 2026	44,400	$861,780	1,000	$100	$861,880	1,312	$26,240	$888,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	6,840	6,840
Shares exchanged	38	760	-	-	760	(38)	(760)	-
Net income/(loss)	-	(6,840)	-	-	(6,840)	-	-	(6,840)
Balance at June 30, 2026	44,438	$855,700	1,000	$100	$855,800	1,616	$32,320	$888,120

Series 416
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	47,200	$932,450	1,000	$100	$932,550	578	$11,560	$944,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	360	7,200	7,200
Shares exchanged	144	2,880	-	-	2,880	(144)	(2,880)	-
Net income/(loss)	-	(7,200)	-	-	(7,200)	-	-	(7,200)
Balance at June 30, 2025	47,344	$928,130	1,000	$100	$928,230	794	$15,880	$944,110

Balance at January 1, 2026	47,344	$920,940	1,000	$100	$921,040	1,154	$23,080	$944,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	366	7,320	7,320
Shares exchanged	20	400	-	-	400	(20)	(400)	-
Net income/(loss)	-	(7,320)	-	-	(7,320)	-	-	(7,320)
Balance at June 30, 2026	47,364	$914,020	1,000	$100	$914,120	1,500	$30,000	$944,120

F-37

Series 418
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	30,550	$608,450	1,000	$100	$608,550	128	$2,560	$611,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,655	4,655
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,655)	-	-	(4,655)	-	-	(4,655)
Balance at June 30, 2025	30,550	$603,795	1,000	$100	$603,895	356	$7,215	$611,110

Balance at January 1, 2026	30,639	$600,939	1,000	$100	$601,039	495	$10,081	$611,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2026	30,639	$596,259	1,000	$100	$596,359	729	$14,761	$611,120

Series 419
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	117,050	$2,317,750	1,000	$100	$2,317,850	1,163	$23,260	$2,341,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	888	17,760	17,760
Shares exchanged	290	5,800	-	-	5,800	(290)	(5,800)	-
Net income/(loss)	-	(17,760)	-	-	(17,760)	-	-	(17,760)
Balance at June 30, 2025	117,340	$2,305,790	1,000	$100	$2,305,890	1,761	$35,220	$2,341,110

Balance at January 1, 2026	117,562	$2,292,480	1,000	$100	$2,292,580	2,427	$48,540	$2,341,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	900	18,000	18,000
Shares exchanged	521	10,420	-	-	10,420	(521)	(10,420)	-
Net income/(loss)	-	(18,000)	-	-	(18,000)	-	-	(18,000)
Balance at June 30, 2026	118,083	$2,284,900	1,000	$100	$2,285,000	2,806	$56,120	$2,341,120

F-38

Series 422
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	36,100	$715,250	1,000	$100	$715,350	338	$6,760	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2025	36,100	$709,730	1,000	$100	$709,830	614	$12,280	$722,110

Balance at January 1, 2026	36,100	$704,220	1,000	$100	$704,320	890	$17,800	$722,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	16	320	-	-	320	(16)	(320)	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2026	36,116	$699,020	1,000	$100	$699,120	1,150	$23,000	$722,120

Series 424
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	165,775	$3,284,950	1,000	$100	$3,285,050	1,553	$31,060	$3,316,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,254	25,462	25,462
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(25,462)	-	-	(25,462)	-	-	(25,462)
Balance at June 30, 2025	165,775	$3,259,488	1,000	$100	$3,259,588	2,807	$56,522	$3,316,110

Balance at January 1, 2026	165,775	$3,233,772	1,000	$100	$3,233,872	4,061	$82,248	$3,316,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,272	25,936	25,936
Shares exchanged	977	19,540	-	-	19,540	(977)	(19,540)	-
Net income/(loss)	-	(25,936)	-	-	(25,936)	-	-	(25,936)
Balance at June 30, 2026	166,752	$3,227,376	1,000	$100	$3,227,476	4,356	$88,644	$3,316,120

F-39

Series 425
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,750	$547,299	1,000	$100	$547,399	374	$7,711	$555,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,404	4,404
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,404)	-	-	(4,404)	-	-	(4,404)
Balance at June 30, 2025	27,750	$542,895	1,000	$100	$542,995	584	$12,115	$555,110

Balance at January 1, 2026	27,750	$538,233	1,000	$100	$538,333	794	$16,787	$555,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	5,077	5,077
Shares exchanged	21	420	-	-	420	(21)	(420)	-
Net income/(loss)	-	(5,077)	-	-	(5,077)	-	-	(5,077)
Balance at June 30, 2026	27,771	$533,576	1,000	$100	$533,676	989	$21,444	$555,120

Series 426
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	36,100	$715,670	1,000	$100	$715,770	317	$6,340	$722,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	79	1,580	-	-	1,580	(79)	(1,580)	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2025	36,179	$711,730	1,000	$100	$711,830	514	$10,280	$722,110

Balance at January 1, 2026	36,248	$707,600	1,000	$100	$707,700	721	$14,420	$722,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	276	5,520	5,520
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(5,520)	-	-	(5,520)	-	-	(5,520)
Balance at June 30, 2026	36,252	$702,160	1,000	$100	$702,260	993	$19,860	$722,120

F-40

Series 427
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	52,750	$1,046,030	1,000	$100	$1,046,130	449	$8,980	$1,055,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	396	7,920	7,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,920)	-	-	(7,920)	-	-	(7,920)
Balance at June 30, 2025	52,750	$1,038,110	1,000	$100	$1,038,210	845	$16,900	$1,055,110

Balance at January 1, 2026	52,750	$1,030,141	1,000	$100	$1,030,241	1,241	$24,879	$1,055,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	402	8,124	8,124
Shares exchanged	20	400	-	-	400	(20)	(400)	-
Net income/(loss)	-	(8,124)	-	-	(8,124)	-	-	(8,124)
Balance at June 30, 2026	52,770	$1,022,416	1,000	$100	$1,022,516	1,623	$32,604	$1,055,120

Series 428
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	86,050	$1,706,830	1,000	$100	$1,706,930	709	$14,180	$1,721,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	648	12,960	12,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,960)	-	-	(12,960)	-	-	(12,960)
Balance at June 30, 2025	86,050	$1,693,870	1,000	$100	$1,693,970	1,357	$27,140	$1,721,110

Balance at January 1, 2026	86,050	$1,680,920	1,000	$100	$1,681,020	2,005	$40,100	$1,721,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	660	13,200	13,200
Shares exchanged	475	9,500	-	-	9,500	(475)	(9,500)	-
Net income/(loss)	-	(13,200)	-	-	(13,200)	-	-	(13,200)
Balance at June 30, 2026	86,525	$1,677,220	1,000	$100	$1,677,320	2,190	$43,800	$1,721,120

F-41

Series 433
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	14,150	$280,870	1,000	$100	$280,970	107	$2,140	$283,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2025	14,150	$278,710	1,000	$100	$278,810	215	$4,300	$283,110

Balance at January 1, 2026	14,150	$276,560	1,000	$100	$276,660	323	$6,460	$283,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,160	2,160
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2026	14,154	$274,480	1,000	$100	$274,580	427	$8,540	$283,120

Series 434
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	64,635	$1,292,710	1,000	$100	$1,292,810	-	$-	$1,292,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	24,405	488,100	-	-	488,100	-	-	488,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	478	9,560	9,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,560)	-	-	(9,560)	-	-	(9,560)
Balance at June 30, 2025	89,040	$1,771,250	1,000	$100	$1,771,350	478	$9,560	$1,780,910

Balance at January 1, 2026	89,250	$1,762,020	1,000	$100	$1,762,120	1,150	$23,000	$1,785,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	(100)	-	-	(100)	-	-	(100)
Shares issued to noncontrolling interests for management services	-	-	-	-	-	678	13,645	13,645
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,645)	-	-	(13,645)	-	-	(13,645)
Balance at June 30, 2026	89,250	$1,748,275	1,000	$100	$1,748,375	1,828	$36,645	$1,785,020

F-42

Series 435
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	31,625	$628,350	1,000	$100	$628,450	208	$4,160	$632,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,625	$623,550	1,000	$100	$623,650	448	$8,960	$632,610

Balance at January 1, 2026	31,625	$618,760	1,000	$100	$618,860	688	$13,760	$632,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	7	140	-	-	140	(7)	(140)	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2026	31,632	$614,100	1,000	$100	$614,200	921	$18,420	$632,620

Series 437
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	25,245	$503,490	1,000	$100	$503,590	71	$1,420	$505,010
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	305	6,100	-	-	6,100	-	-	6,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,840	3,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,840)	-	-	(3,840)	-	-	(3,840)
Balance at June 30, 2025	25,550	$505,750	1,000	$100	$505,850	263	$5,260	$511,110

Balance at January 1, 2026	25,550	$501,920	1,000	$100	$502,020	455	$9,100	$511,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2026	25,550	$497,960	1,000	$100	$498,060	653	$13,060	$511,120

F-43

Series 440
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	105,074	$2,091,370	1,000	$100	$2,091,470	506	$10,120	$2,101,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	376	7,520	-	-	7,520	-	-	7,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	792	15,840	15,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,840)	-	-	(15,840)	-	-	(15,840)
Balance at June 30, 2025	105,450	$2,083,050	1,000	$100	$2,083,150	1,298	$25,960	$2,109,110

Balance at January 1, 2026	105,450	$2,067,220	1,000	$100	$2,067,320	2,090	$41,800	$2,109,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	804	16,080	16,080
Shares exchanged	9	180	-	-	180	(9)	(180)	-
Net income/(loss)	-	(16,080)	-	-	(16,080)	-	-	(16,080)
Balance at June 30, 2026	105,459	$2,051,320	1,000	$100	$2,051,420	2,885	$57,700	$2,109,120

Series 448
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	10,995	$219,910	1,000	$100	$220,010	-	$-	$220,010
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	20,182	403,640	-	-	403,640	-	-	403,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	125	2,500	2,500
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,500)	-	-	(2,500)	-	-	(2,500)
Balance at June 30, 2025	31,177	$621,050	1,000	$100	$621,150	125	$2,500	$623,650

Balance at January 1, 2026	31,897	$630,660	1,000	$100	$630,760	365	$7,300	$638,060
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3	60	-	-	60	-	-	60
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2026	31,900	$625,920	1,000	$100	$626,020	605	$12,100	$638,120

F-44

Series 450
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	39,624	$791,850	1,000	$100	$791,950	32	$640	$792,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	626	12,520	-	-	12,520	-	-	12,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2025	40,250	$798,370	1,000	$100	$798,470	332	$6,640	$805,110

Balance at January 1, 2026	40,250	$792,380	1,000	$100	$792,480	632	$12,640	$805,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	306	6,120	6,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,120)	-	-	(6,120)	-	-	(6,120)
Balance at June 30, 2026	40,250	$786,260	1,000	$100	$786,360	938	$18,760	$805,120

Series 454
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	159,335	3,186,700	-	-	3,186,700	-	-	3,186,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,188	23,760	23,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(23,760)	-	-	(23,760)	-	-	(23,760)
Balance at June 30, 2025	159,335	$3,162,940	1,000	$100	$3,163,040	1,188	$23,760	$3,186,800

Balance at January 1, 2026	159,550	$3,143,370	1,000	$100	$3,143,470	2,382	$47,640	$3,191,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,212	24,646	24,646
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(24,646)	-	-	(24,646)	-	-	(24,646)
Balance at June 30, 2026	159,550	$3,118,724	1,000	$100	$3,118,824	3,594	$72,286	$3,191,110

F-45

Series 455
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	23,650	473,000	-	-	473,000	-	-	473,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	128	2,560	2,560
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,560)	-	-	(2,560)	-	-	(2,560)
Balance at June 30, 2025	23,650	$470,440	1,000	$100	$470,540	128	$2,560	$473,100

Balance at January 1, 2026	23,650	$466,850	1,000	$100	$466,950	308	$6,160	$473,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	180	3,651	3,651
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,651)	-	-	(3,651)	-	-	(3,651)
Balance at June 30, 2026	23,650	$463,199	1,000	$100	$463,299	488	$9,811	$473,110

Series 457
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	48,620	972,400	-	-	972,400	-	-	972,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	1,920	1,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2025	48,620	$970,480	1,000	$100	$970,580	96	$1,920	$972,500

Balance at January 1, 2026	50,050	$991,262	1,000	$100	$991,362	474	$9,748	$1,001,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	378	8,059	8,059
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,059)	-	-	(8,059)	-	-	(8,059)
Balance at June 30, 2026	50,050	$983,203	1,000	$100	$983,303	852	$17,807	$1,001,110

F-46

Series 458
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	18,602	372,040	-	-	372,040	-	-	372,040
Shares issued to noncontrolling interests for management services	-	-	-	-	-	48	960	960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(960)	-	-	(960)	-	-	(960)
Balance at June 30, 2025	18,602	$371,080	1,000	$100	$371,180	48	$960	$372,140

Balance at January 1, 2026	19,014	$376,450	1,000	$100	$376,550	192	$3,840	$380,390
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	31	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	144	2,880	2,880
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,880)	-	-	(2,880)	-	-	(2,880)
Balance at June 30, 2026	19,045	$373,570	1,000	$100	$373,670	336	$6,720	$380,390

Series 459
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	12,705	254,100	-	-	254,100	-	-	254,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	47	940	940
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(940)	-	-	(940)	-	-	(940)
Balance at June 30, 2025	12,705	$253,160	1,000	$100	$253,260	47	$940	$254,200

Balance at January 1, 2026	12,750	$252,025	1,000	$100	$252,125	143	$2,985	$255,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,161	2,161
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,161)	-	-	(2,161)	-	-	(2,161)
Balance at June 30, 2026	12,750	$249,863	1,000	$100	$249,963	239	$5,147	$255,110

F-47

Series 460
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	21,726	434,520	-	-	434,520	-	-	434,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	107	2,140	2,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,140)	-	-	(2,140)	-	-	(2,140)
Balance at June 30, 2025	21,726	$432,380	1,000	$100	$432,480	107	$2,140	$434,620

Balance at January 1, 2026	22,300	$440,510	1,000	$100	$440,610	275	$5,500	$446,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,484	3,484
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,484)	-	-	(3,484)	-	-	(3,484)
Balance at June 30, 2026	22,300	$437,026	1,000	$100	$437,126	443	$8,984	$446,110

Series 472
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	29,862	597,240	-	-	597,240	-	-	597,240
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	29,862	$597,240	1,000	$100	$597,340	-	$-	$597,340

Balance at January 1, 2026	33,300	$664,245	1,000	$100	$664,345	85	$1,765	$666,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	252	5,211	5,211
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,211)	-	-	(5,211)	-	-	(5,211)
Balance at June 30, 2026	33,300	$659,033	1,000	$100	$659,133	337	$6,977	$666,110

F-48

Series 473
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	15,325	306,500	-	-	306,500	-	-	306,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	15,325	$306,500	1,000	$100	$306,600	-	$-	$306,600

Balance at January 1, 2026	16,100	$319,990	1,000	$100	$320,090	101	$2,020	$322,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	525	10,500	-	-	10,500	-	-	10,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	126	2,520	2,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,520)	-	-	(2,520)	-	-	(2,520)
Balance at June 30, 2026	16,625	$327,970	1,000	$100	$328,070	227	$4,540	$332,610

Series 477
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	19,954	399,080	-	-	399,080	-	-	399,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	19,954	$399,080	1,000	$100	$399,180	-	$-	$399,180

Balance at January 1, 2026	21,893	$435,190	1,000	$100	$435,290	134	$2,680	$437,970
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	307	6,140	-	-	6,140	-	-	6,140
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2026	22,200	$437,970	1,000	$100	$438,070	302	$6,040	$444,110

F-49

Series 480
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	14,145	$282,910	1,000	$100	$283,010	-	$-	$283,010
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,105	22,100	-	-	22,100	-	-	22,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	1,920	1,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2026	15,250	$303,090	1,000	$100	$303,190	96	$1,920	$305,110

Series 496
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	15,054	301,080	-	-	301,080	-	-	301,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	15,054	$301,080	1,000	$100	$301,180	-	$-	$301,180

Balance at January 1, 2026	24,719	$494,210	1,000	$100	$494,310	9	$180	$494,490
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	804	16,080	-	-	16,080	-	-	16,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,840	3,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,840)	-	-	(3,840)	-	-	(3,840)
Balance at June 30, 2026	25,523	$506,450	1,000	$100	$506,550	201	$4,020	$510,570

F-50

Series 500
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	9,234	$185,190	1,000	$100	$185,290	-	$-	$185,290
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	741	14,820	-	-	14,820	-	-	14,820
Shares issued to noncontrolling interests for management services	-	-	-	-	-	61	1,220	1,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,220)	-	-	(1,220)	-	-	(1,220)
Balance at June 30, 2026	9,975	$198,790	1,000	$100	$198,890	61	$1,220	$200,110

Series 502
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	15,764	$314,930	1,000	$100	$315,030	18	$360	$315,390
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	336	6,720	-	-	6,720	-	-	6,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	120	2,400	2,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,400)	-	-	(2,400)	-	-	(2,400)
Balance at June 30, 2026	16,100	$319,250	1,000	$100	$319,350	138	$2,760	$322,110

F-51

Series 503
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	12,350	$246,390	1,000	$100	$246,490	31	$620	$247,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	90	1,946	1,946
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,946)	-	-	(1,946)	-	-	(1,946)
Balance at June 30, 2026	12,350	$244,444	1,000	$100	$244,544	121	$2,566	$247,110

Series 516
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	53,550	1,071,000	-	-	1,071,000	-	-	1,071,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	339	6,780	6,780
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,780)	-	-	(6,780)	-	-	(6,780)
Balance at June 30, 2026	53,550	$1,064,220	1,000	$100	$1,064,320	339	$6,780	$1,071,100

F-52

Series 517
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	18,603	372,060	-	-	372,060	-	-	372,060
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	18,603	$372,060	1,000	$100	$372,160	-	$-	$372,160

Series 523
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	13,245	264,900	-	-	264,900	-	-	264,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	13,245	$264,900	-	$-	$264,900	-	$-	$264,900

F-53

Series 524
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	17,580	351,600	-	-	351,600	-	-	351,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	17,580	$351,600	-	$-	$351,600	-	$-	$351,600

Series 527
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	30,109	602,180	-	-	602,180	-	-	602,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	15	300	300
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(300)	-	-	(300)	-	-	(300)
Balance at June 30, 2026	30,109	$601,880	-	$-	$601,880	15	$300	$602,180

F-54

Series 530
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	17,273	345,460	-	-	345,460	-	-	345,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	14	280	280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(280)	-	-	(280)	-	-	(280)
Balance at June 30, 2026	17,273	$345,180	-	$-	$345,180	14	$280	$345,460

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	2,144,261	$42,507,128	45,000	$4,500	$42,511,628	18,928	$379,072	$42,890,700
Class B shares issued upon entity formation	-	-	5,000	500	500	-	-	500
Share subscriptions settled - Net	506,315	10,126,300	-	-	10,126,300	-	-	10,126,300
Shares issued to noncontrolling interests for management services	-	-	-	-	-	17,455	353,131	353,131
Shares exchanged	2,408	48,160	-	-	48,160	(2,408)	(48,160)	-
Net income/(loss)	-	(353,131)	-	-	(353,131)	-	-	(353,131)
Balance at June 30, 2025	2,652,984	$52,328,457	50,000	$5,000	$52,333,457	33,975	$684,043	$53,017,500

Balance at January 1, 2026	2,746,022	$53,795,767	55,000	$5,500	$53,801,267	51,654	$1,044,143	$54,845,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	159,503	3,188,222	-	-	3,188,222	-	-	3,188,222
Shares issued to noncontrolling interests for management services	-	-	-	-	-	21,165	435,736	435,736
Shares exchanged	8,728	177,331	-	-	177,331	(8,728)	(177,331)	-
Net income/(loss)	-	73,549	-	115,832	189,381	-	-	189,381
Balance at June 30, 2026	2,914,253	$57,234,870	55,000	$121,332	$57,356,202	64,091	$1,302,548	$58,658,750

F-55

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Cash Flows from Operating Activities:
Net income/(loss)	$(8,460)	$609,653	$(3,926)	$(3,720)	$(7,440)	$(8,040)	$(3,120)	$(10,115)	$(20,160)	$(12,960)	$(10,044)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	8,460	14,347	3,926	3,720	7,440	8,040	3,120	10,115	20,160	12,960	10,044
Gain on sale of artwork	-	(624,000)	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(100,580)	(2,400,000)	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	(100,580)	(2,400,000)	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	2,400,000	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	2,400,000	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	100,580	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	100,580	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	120	5,120	120	2,120	120	120	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$120	$5,120	$120	$2,120	$120	$120	$130	$130	$130	$130

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$100,580	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-56

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Cash Flows from Operating Activities:
Net income/(loss)	$(27,960)	$(5,880)	$(4,680)	$(5,717)	$(4,800)	$(17,503)	$(4,680)	$(2,325)	$(10,171)	$(2,141)	$(19,987)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	27,960	5,880	4,680	5,717	4,800	17,503	4,680	2,325	10,171	2,141	19,987
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	(5,240)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	(5,240)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	5,240
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	5,240

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	120	120	120	120	130	640	130	120	130	120
Cash and Cash Equivalents, end of period	$130	$120	$120	$120	$120	$130	$640	$130	$120	$130	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$5,240
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-57

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Cash Flows from Operating Activities:
Net income/(loss)	$(6,840)	$(7,320)	$(4,680)	$(18,000)	$(5,520)	$(25,936)	$(5,077)	$(5,520)	$(8,124)	$(13,200)	$(2,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,840	7,320	4,680	18,000	5,520	25,936	5,077	5,520	8,124	13,200	2,160
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	120	120	120	120	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-58

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
Cash Flows from Operating Activities:
Net income/(loss)	$(13,645)	$(4,800)	$(3,960)	$(16,080)	$(4,800)	$(6,120)	$(24,646)	$(3,651)	$(8,059)	$(2,880)	$(2,161)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	13,645	4,800	3,960	16,080	4,800	6,120	24,646	3,651	8,059	2,880	2,161
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	(60)	-	-	-	-	(620)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	(60)	-	-	-	-	(620)	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	(100)	-	-	-	60	-	(500)	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	(100)	-	-	-	60	-	(500)	-	-	-	-

Net Change in Cash and Cash Equivalents	(100)	-	-	-	-	-	(500)	-	-	(620)	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	710	110	2,110	120	110
Cash and Cash Equivalents, end of period	$20	$120	$120	$120	$120	$120	$210	$110	$2,110	$(500)	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(100)	$-	$-	$-	$60	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-59

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
Cash Flows from Operating Activities:
Net income/(loss)	$(3,484)	$(5,211)	$(2,520)	$(3,360)	$(1,920)	$(3,840)	$(1,220)	$(2,400)	$(1,946)	$(6,780)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	3,484	5,211	2,520	3,360	1,920	3,840	1,220	2,400	1,946	6,780	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	(10,500)	(6,140)	(22,100)	(16,080)	(14,820)	(6,720)	-	-	52,000
Net Cash Provided/(Used) in Operating Activities	-	-	(10,500)	(6,140)	(22,100)	(16,080)	(14,820)	(6,720)	-	-	52,000

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	(1,071,000)	(527,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	(1,071,000)	(527,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	10,000	6,140	22,100	15,580	15,320	6,720	-	122,400	404,960
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	102,940
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	10,000	6,140	22,100	15,580	15,320	6,720	-	122,400	507,900

Net Change in Cash and Cash Equivalents	-	-	(500)	-	-	(500)	500	-	-	(948,600)	32,900
Cash and Cash Equivalents, beginning of period	610	110	610	110	110	610	110	110	110	950,700	100
Cash and Cash Equivalents, end of period	$610	$110	$110	$110	$110	$110	$610	$110	$110	$2,100	$33,000

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$10,500	$6,140	$22,100	$16,080	$14,820	$6,720	$-	$1,071,000	$372,060
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-60

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 523	Series 524	Series 527	Series 530	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$(300)	$(280)	$189,381
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	300	280	434,619
Gain on sale of artwork	-	-	-	-	(624,000)
Changes in operating assets and liabilities:
Other amounts due to affiliates	22,100	41,000	8,820	17,540	(2,441,400)
Net Cash Provided/(Used) in Operating Activities	22,100	41,000	8,820	17,540	(2,441,400)

Cash Flows from Investing Activities:
Purchase of artwork	(287,000)	(392,600)	(611,000)	(363,000)	(3,251,600)
Proceeds from sale of artwork	-	-	-	-	2,400,000
Net Cash Provided/(Used) in Investing Activities	(287,000)	(392,600)	(611,000)	(363,000)	(851,600)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	264,900	366,300	610,500	345,460	2,295,660
Redemptions of shares	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	102,940
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	264,900	366,300	610,500	345,460	2,398,600

Net Change in Cash and Cash Equivalents	-	14,700	8,320	-	(894,400)
Cash and Cash Equivalents, beginning of period	-	-	-	-	968,741
Cash and Cash Equivalents, end of period	$-	$14,700	$8,320	$-	$74,341

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$264,900	$351,600	$602,180	$345,460	$3,189,340
Net payable to affiliate incurred for purchase of artwork	-	23,400	-	-	23,400

F-61

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(13,320)	$(3,720)	$(3,700)	$(4,680)	$(7,920)	$(3,000)	$(8,899)	$(19,800)	$(12,720)	$(8,823)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	13,320	3,720	3,700	4,680	7,920	3,000	8,899	19,800	12,720	8,823
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(2,500)	(11,060)	(31,700)	(79,760)	(8,760)	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	(2,500)	(11,060)	(31,700)	(79,760)	(8,760)	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	(496,280)	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	(496,280)	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	393,160	2,000	13,560	16,000	550,940	9,060	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	(393,160)	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	2,000	13,560	16,000	550,940	9,060	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	(500)	2,500	(15,700)	(25,100)	300	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	610	6,110	15,810	33,570	110	110	120	120	120	120
Cash and Cash Equivalents, end of period	$120	$110	$8,610	$110	$8,470	$410	$110	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$393,160	$(10,820)	$7,340	$28,000	$571,360	$840	$(3,000)	$(8,899)	$(19,800)	$(12,720)	$(8,823)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	(496,280)	-	-	-	-	-	-

F-62

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407
Cash Flows from Operating Activities:
Net income/(loss)	$(27,480)	$(4,994)	$(2,380)	$(5,808)	$(4,800)	$(16,559)	$(1,680)	$(2,353)	$(9,567)	$(2,167)	$(13,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	27,480	4,994	2,380	5,808	4,800	16,559	1,680	2,353	9,567	2,167	13,660
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(44,300)	(52,840)	-	-	-	(52,740)	-	-	-	(246,500)
Net Cash Provided/(Used) in Operating Activities	-	(44,300)	(52,840)	-	-	-	(52,740)	-	-	-	(246,500)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	(65,220)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	(65,220)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	58,800	216,300	-	-	-	299,600	-	-	-	310,620
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	5,000
Repayment of non-interest bearing advance from affiliate	-	(22,500)	(164,380)	-	-	-	(245,060)	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	36,300	51,920	-	-	-	54,540	-	-	-	315,620

Net Change in Cash and Cash Equivalents	-	(8,000)	(920)	-	-	-	1,800	-	-	-	3,900
Cash and Cash Equivalents, beginning of period	120	8,110	1,030	110	110	120	110	120	110	120	1,910
Cash and Cash Equivalents, end of period	$120	$110	$110	$110	$110	$120	$1,910	$120	$110	$120	$5,810

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(27,480)	$61,806	$214,840	$(5,808)	$(4,800)	$(16,559)	$296,120	$(2,353)	$(9,567)	$(2,167)	$293,060
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	(65,220)

F-63

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433
Cash Flows from Operating Activities:
Net income/(loss)	$(6,720)	$(7,200)	$(4,655)	$(17,760)	$(5,520)	$(25,462)	$(4,404)	$(5,520)	$(7,920)	$(12,960)	$(2,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,720	7,200	4,655	17,760	5,520	25,462	4,404	5,520	7,920	12,960	2,160
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	110	110	110	110	110	110	110	110	110	110	110
Cash and Cash Equivalents, end of period	$110	$110	$110	$110	$110	$110	$110	$110	$110	$110	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(6,720)	$(7,200)	$(4,655)	$(17,760)	$(5,520)	$(25,462)	$(4,404)	$(5,520)	$(7,920)	$(12,960)	$(2,160)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-64

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 434	Series 435	Series 437	Series 440	Series 448	Series 450	Series 454	Series 455	Series 457	Series 458	Series 459
Cash Flows from Operating Activities:
Net income/(loss)	$(9,560)	$(4,800)	$(3,840)	$(15,840)	$(2,500)	$(6,000)	$(23,760)	$(2,560)	$(1,920)	$(960)	$(940)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	9,560	4,800	3,840	15,840	2,500	6,000	23,760	2,560	1,920	960	940
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(177,324)	-	(6,100)	(20)	(48,540)	(12,520)	(15,474)	-	28,600	9,960	900
Net Cash Provided/(Used) in Operating Activities	(177,324)	-	(6,100)	(20)	(48,540)	(12,520)	(15,474)	-	28,600	9,960	900

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	(3,191,000)	(473,000)	(1,001,000)	(382,000)	(255,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	(3,191,000)	(473,000)	(1,001,000)	(382,000)	(255,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	448,380	-	220	7,500	403,020	12,580	41,331	446,500	917,600	270,180	23,600
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	(310,776)	-	-	(7,500)	(355,100)	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	137,604	-	220	-	47,920	12,580	41,331	446,500	917,600	270,180	23,600

Net Change in Cash and Cash Equivalents	(39,720)	-	(5,880)	(20)	(620)	60	(3,165,143)	(26,500)	(54,800)	(101,860)	(230,500)
Cash and Cash Equivalents, beginning of period	39,830	110	5,990	130	1,490	130	3,166,643	26,600	56,900	102,040	231,100
Cash and Cash Equivalents, end of period	$110	$110	$110	$110	$870	$190	$1,500	$100	$2,100	$180	$600

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$478,540	$(4,800)	$2,260	$(8,320)	$401,140	$6,520	$3,162,940	$470,440	$970,480	$371,080	$253,160
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-65

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 460	Series 472	Series 473	Series 477	Series 480	Series 496	Series 500	Series 502	Series 503	Series 516	Series 517
Cash Flows from Operating Activities:
Net income/(loss)	$(2,140)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,140	-	-	-	-	-	-	-	-	-	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	11,480	66,000	26,500	44,000	-	61,769	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	11,480	66,000	26,500	44,000	-	61,769	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	(446,000)	(666,000)	(333,000)	(444,000)	-	(520,000)	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	(446,000)	(666,000)	(333,000)	(444,000)	-	(520,000)	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	186,880	597,340	314,600	399,180	100	372,380	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	2,760	-	920	-	157,151	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	186,880	600,100	314,600	400,100	100	529,532	-	-	-	-	-

Net Change in Cash and Cash Equivalents	(247,640)	100	8,100	100	100	71,300	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	248,440	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$800	$100	$8,100	$100	$100	$71,300	$-	$-	$-	$-	$-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$432,380	$597,240	$306,500	$399,080	$-	$301,080	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-66

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 523	Series 524	Series 527	Series 530	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$(353,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	-	-	353,131
Gain on sale of artwork	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	(540,929)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	(540,929)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	(8,272,500)
Proceeds from sale of artwork	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	(8,272,500)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	6,311,431
Redemptions of shares	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	165,831
Repayment of non-interest bearing advance from affiliate	-	-	-	-	(1,498,476)
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	4,978,786

Net Change in Cash and Cash Equivalents	-	-	-	-	(3,834,643)
Cash and Cash Equivalents, beginning of period	-	-	-	-	3,949,504
Cash and Cash Equivalents, end of period	$-	$-	$-	$-	$114,860

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$9,773,169
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	(561,500)

F-67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 4, LLC (the “Company”) was formed on August 4, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-68

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-69

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the SPC Preferred shares held by Masterworks in the segregated portfolio of the applicable series. Where a series sells the Artwork of the series, those SPC Preferred shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange of SPC Preferred shares and excluded on that basis were 66,334.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-70

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-71

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds(⅔)of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-72

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 23, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 23, 2026.

The Artwork of one series was sold and that series is in liquidation. Distributions of the net proceeds to holders of Class A ordinary shares of that series, and the amount remaining to be distributed, were as follows as of September 23, 2026:

Series	Date of Sale	Distribution Commenced	Total Distribution to Class A	Distributed to Date	Remaining to be Distributed
Series 356	June 16, 2026	July 9, 2026	$2,284,188	$1,654,447	$629,741

The amount remaining to be distributed relates to holders for whom payment instructions are outstanding, and is expected to be distributed as those instructions are received.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer and Chief Financial Officer of the Company. Scott W. Lynn was appointed Chief Executive Officer and Chief Financial Officer effective the same date, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer.

F-73

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 4, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
2.2	Form of Amended and Restated Operating Agreement of Masterworks Vault 4, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.3	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.5	Art Purchase Agreement for Series 376 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.7	Art Purchase Agreement for Series 380 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.8	Art Purchase Agreement for Series 381 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.9	Art Purchase Agreement for Series 383 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.10	Art Purchase Agreement for Series 326 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.11	Art Purchase Agreement for Series 385 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.12	Art Purchase Agreement for Series 393 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.13	Art Purchase Agreement for Series 391 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.14	Art Purchase Agreement for Series 403 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.15	Art Purchase Agreement for Series 404 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.16	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 405.* (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.17	Art Purchase Agreement for Series 387 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.18	Art Purchase Agreement for Series 389 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.19	Art Purchase Agreement for Series 395 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.20	Art Purchase Agreement for Series 407 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.21	Art Purchase Agreement for Series 412 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.22	Art Purchase Agreement for Series 425 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.23	Art Purchase Agreement for Series 419 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.24	Art Purchase Agreement for Series 424 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.25	Art Purchase Agreement for Series 392 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.26	Art Purchase Agreement for Series 416 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.27	Art Purchase Agreement for Series 422 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.28	Art Purchase Agreement for Series 426 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.29	Art Purchase Agreement for Series 427 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.30	Art Purchase Agreement for Series 418 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.31	Art Purchase Agreement for Series 428 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.32	Art Purchase Agreement for Series 433 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.33	Art Purchase Agreement for Series 434 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.34	Art Purchase Agreement for Series 435 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.35	Art Purchase Agreement for Series 437 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.36	Art Purchase Agreement for Series 440 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.37	Art Purchase Agreement for Series 356 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.38	Art Purchase Agreement for Series 361 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.39	Art Purchase Agreement for Series 363 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.40	Art Purchase Agreement for Series 366 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.41	Art Purchase Agreement for Series 367 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.42	Art Purchase Agreement for Series 368 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.43	Art Purchase Agreement for Series 448 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.44	Art Purchase Agreement for Series 450 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.45	Art Purchase Agreement for Series 454 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.46	Art Purchase Agreement for Series 455 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.47	Art Purchase Agreement for Series 457 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.48	Art Purchase Agreement for Series 458 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.49	Art Purchase Agreement for Series 459 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.50	Art Purchase Agreement for Series 460 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.51	Art Purchase Agreement for Series 472 (incorporated by reference to the copy thereof submitted as Exhibit 6.51 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.52	Art Purchase Agreement for Series 473 (incorporated by reference to the copy thereof submitted as Exhibit 6.52 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.53	Art Purchase Agreement for Series 477 (incorporated by reference to the copy thereof submitted as Exhibit 6.53 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.54	Art Purchase Agreement for Series 480 (incorporated by reference to the copy thereof submitted as Exhibit 6.54 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.55	Art Purchase Agreement for Series 496 (incorporated by reference to the copy thereof submitted as Exhibit 6.55 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.56	Art Purchase Agreement for Series 500 (incorporated by reference to the copy thereof submitted as Exhibit 6.56 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.57	Art Purchase Agreement for Series 502 (incorporated by reference to the copy thereof submitted as Exhibit 6.57 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.58	Art Purchase Agreement for Series 503 (incorporated by reference to the copy thereof submitted as Exhibit 6.58 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.59	Art Purchase Agreement for Series 516 (incorporated by reference to the copy thereof submitted as Exhibit 6.59 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.60	Art Purchase Agreement for Series 517 (incorporated by reference to the copy thereof submitted as Exhibit 6.60 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.61	Art Purchase Agreement for Series 523 (incorporated by reference to the copy thereof submitted as Exhibit 6.61 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.62	Art Purchase Agreement for Series 527 (incorporated by reference to the copy thereof submitted as Exhibit 6.62 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.63	Art Purchase Agreement for Series 524 (incorporated by reference to the copy thereof submitted as Exhibit 6.63 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.64	Art Purchase Agreement for Series 530 (incorporated by reference to the copy thereof submitted as Exhibit 6.64 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*
6.65	Art Purchase Agreement for Series 536 (incorporated by reference to the copy thereof submitted as Exhibit 6.65 to the Company’s Post-Qualification Amendment No. 30 to Form 1-A filed on May 7, 2026).*

6

6.24	Art Purchase Agreement for Series 424 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on November 22, 2023).*
6.25	Art Purchase Agreement for Series 392 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.26	Art Purchase Agreement for Series 416 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.27	Art Purchase Agreement for Series 422 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on January 17, 2024).*
6.28	Art Purchase Agreement for Series 426 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.29	Art Purchase Agreement for Series 427 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.30	Art Purchase Agreement for Series 418 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.31	Art Purchase Agreement for Series 428 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.32	Art Purchase Agreement for Series 433 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.33	Art Purchase Agreement for Series 434 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.34	Art Purchase Agreement for Series 435 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.35	Art Purchase Agreement for Series 437 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.36	Art Purchase Agreement for Series 440 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.37	Art Purchase Agreement for Series 356 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.38	Art Purchase Agreement for Series 361 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.39	Art Purchase Agreement for Series 363 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.40	Art Purchase Agreement for Series 366 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.41	Art Purchase Agreement for Series 367 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.42	Art Purchase Agreement for Series 368 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.43	Art Purchase Agreement for Series 448 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Form 1-A POS filed on August 7, 2024).*
6.44	Art Purchase Agreement for Series 450 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Form 1-A POS filed on September 13, 2024).*
6.45	Art Purchase Agreement for Series 454 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Form 1-A POS filed on October 8, 2024).*
6.46	Art Purchase Agreement for Series 455 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Form 1-A POS filed on October 22, 2024).*
6.47	Art Purchase Agreement for Series 457 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.48	Art Purchase Agreement for Series 458 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.49	Art Purchase Agreement for Series 459 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.50	Art Purchase Agreement for Series 460 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Form 1-A POS filed on November 26, 2024).*
6.51	Art Purchase Agreement for Series 472 (incorporated by reference to the copy thereof submitted as Exhibit 6.51 to the Company’s Form 1-A POS filed on February 25, 2025).*
6.52	Art Purchase Agreement for Series 473 (incorporated by reference to the copy thereof submitted as Exhibit 6.52 to the Company’s Form 1-A POS filed on February 25, 2025).*
6.53	Art Purchase Agreement for Series 477 (incorporated by reference to the copy thereof submitted as Exhibit 6.53 to the Company’s Form 1-A POS filed on March 13, 2025).*
6.54	Art Purchase Agreement for Series 480 (incorporated by reference to the copy thereof submitted as Exhibit 6.54 to the Company’s Form 1-A POS filed on June 2, 2025).*
6.55	Art Purchase Agreement for Series 496 (incorporated by reference to the copy thereof submitted as Exhibit 6.55 to the Company’s Form 1-A POS filed on June 2, 2025).*

* Filed Previously

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 4, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 23, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 23, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2026
Joshua B. Goldstein

8